SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hudson City Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

443683107

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[_]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[_]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443683107	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only) Human Resources Committee of Hudson City Savings Bank

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hudson City Bancorp, Inc. incorporated in Delaware Human Resources Committee organized in New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER	699,733
	6	SHARED VOTING POWER	42,691,090
	7	SOLE DISPOSITIVE POWER	699,733
	8	SHARED DISPOSITIVE POWER	46,400,579

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,100,312
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.4% of 557,787,921 shares of Common Stock outstanding as of December 31, 2006.
12	TYPE OF REPORTING PERSON* EP

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 443683107	13G	Page 3 of 6 Pages

Item 1(a)
Name of Issuer:	Hudson City Bancorp, Inc. (“Company”)
Item 1(b)
Address of Issuer’s Principal Executive Office:	West 80 Century Road Paramus, New Jersey 07652
Item 2(a)
Name of Person Filing:	Human Resources Committee of Hudson City Savings Bank
Item 2(b)
Address of Principal Business Office:	Hudson City Savings Bank West 80 Century Road Paramus, New Jersey 07652
Item 2(c)
Citizenship:	U.S.A.
Item 2(d)
Title of Class of Securities:	Common Stock, par value $.01 per share (“Common Stock”)
Item 2(e)
CUSIP Number:	443683107
Item 3
The person filing is an:	(f) [ x ] An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

Item 4

Ownership

This Schedule 13G provides information concerning shares of Common Stock of the Company owned by the trusts which form part of the Hudson City Bancorp, Inc. Employee Stock Ownership Plan (the "ESOP"), the Hudson City Savings Bank Profit Incentive Bonus Plan (the "401(k) Plan") and the Hudson City

CUSIP No. 443683107	13G	Page 4 of 6 Pages

Savings Bank Employee Retirement Plan (the "Retirement Plan") which may be deemed beneficially owned by the Human Resources Committee of Hudson City Savings Bank by virtue of its status as a fiduciary of the Plans. The following information with respect to the Plans' ownership of Common Stock of the Company is provided as of December 31, 2006. None of the shares set forth below constitute shares the beneficial ownership of which the Plans had the right to acquire within 60 days following such date.

(a)   Amount Beneficially Owned
(b)  Percent of Class
(c)   Number of shares as to which such person has:
         (i)     sole power to vote or to direct the vote
         (ii)    shared power to vote or to direct the vote
         (iii)   sole power to dispose or to direct disposition of
         (iv)   shared power to dispose or to direct disposition of
47,100,312 8.4% 699,733 42,691,090 699,733 46,400,579

The members of the Human Resources Committee of Hudson City Savings Bank are: Ronald E. Hermance, Jr., Denis J. Salamone, Michael W. Azzara, William G. Bardel, Scott A. Belair, and Victoria H. Bruni. Each Committee member, in his or her individual capacity, disclaims beneficial ownership of the Common Stock reported on this Schedule 13G.

ESOP. The Committee serves certain administrative functions for the Employee Stock Ownership Plan of Hudson City Bancorp, Inc. (the "ESOP"), an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") with individual accounts for the accrued benefits of participating employees and their beneficiaries. As of December 31, 2006, the ESOP owns 42,691,090 shares of the Company's common stock, of which 6,128,071 of such shares had been allocated to individual accounts established for participating employees and their beneficiaries, and 36,563,019 of such shares were held, unallocated, for allocation in future years. All shares of common stock owned by the ESOP are held by the ESOP Trust. The Committee has the power and authority to direct the Trustee of the ESOP with respect to the investment of the ESOP's assets (including the acquisition or disposition of both allocated and unallocated shares of the Company) in the absence of a tender offer (in which trust participants have dispositive power), but has voting power only in limited circumstances. Participating employees direct the voting of unallocated shares and shares allocated to their individual accounts, except in certain limited circumstances.

401(k) Plan. At December 31, 2006, the 401(k) Plan held 3,709,489 shares of Common Stock of the Company in a directed trust pursuant to which Fidelity Management Trust Company ("Fidelity") serves as trustee. All of such shares are allocated directly or indirectly to individual participant accounts. Participants direct the voting of shares allocated directly or indirectly to their individual accounts. Participating employees direct the disposition of shares allocated directly or indirectly to their individual accounts except in limited circumstances in which the Committee has the power to direct the disposition of the shares.

Retirement Plan. At December 31, 2006, the Retirement Plan held 699,733 shares of Common Stock of the Company in a directed trust pursuant to which State Street Bank and Trust Company ("State Street") serves as directed trustee. None of the shares are allocated to participant accounts. The Committee directs State Street how to vote the shares of Common Stock and with respect to the disposition of the shares.

Item 5

N/A

CUSIP No. 443683107	13G	Page 5 of 6 Pages

Item 6

Dividends on Common Stock allocated to the ESOP accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Company, either (i) credited to the respective individual accounts, (ii) distributed to the participating employees and their beneficiaries; (iii) distributed to such person within 90 days of the close of the Plan Year in which such dividends were paid; or (iv) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire Common Stock. The allocation to each account is calculated by multiplying the aggregate amount of such dividends by a fraction, the numerator of which is the balance credited to the account and the denominator of which is the aggregate balances credited to all accounts, all as of the last day of the quarter immediately preceding the quarter in which the dividends are received. Dividends paid on unallocated stock in excess of those needed to fund required annual loan payments are allocated to participant accounts in proportion to compensation.

Item 7

N/A

Item 8

N/A

Item 9

N/A

Item 10

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUSIP No. 443683107	13G	Page 6 of 6 Pages

February 14, 2007
(Date)

THE HUMAN RESOURCES COMMITTEE OF HUDSON CITY SAVINGS BANK

By:	/s/ Denis J. Salamone
Name: Denis J. Salamone
Title: Committee Member